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                              April 14, 2023

       Patrick Gadson
       Partner
       Vinson & Elkins LLP
       The Grace Building
       1114 Avenue of the Americas
       32nd Floor
       New York, NY 10036

                                                        Re: AMERISERV FINANCIAL
INC /PA/
                                                            PREC14A filed April
6, 2023
                                                            File No. 000-11204

       Dear Patrick Gadson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Note that capitalized terms used here but not otherwise defined have the same meaning as in the proxy statement listed above.

       PREC14A filed April 6, 2023

       General

   1. The proxy card does not appear to provide any instructions or guidance with respect to cumulative voting, nor
any space in which a shareholder can indicate its own instructions or preferences with
respect to how it would like its votes to be divided among the various director nominees.
Please revise, or advise.
   2.                                                   Please disclose
additional detail regarding the Board's reasons for rejecting the Purported
                                                        Nomination Notice,
including, in particular, the fact that the Board determined that Mr.
                                                        Cooper's nomination
"does not comply with AmeriServ   s interlocks bylaw that prohibits
                                                        Board members and
nominees to the Board from, among other things, concurrent
 Patrick Gadson
Vinson & Elkins LLP
April 14, 2023
Page 2
         directorships with other depository institutions," as was disclosed in a press release issued by the Company and attached as an exhibit to a March 15 Form 8-K filed by the
         Company, and regarding which the Company's counsel disclosed additional detail in a letter sent to Mr. Cooper's counsel, which letter was also attached as an exhibit to the same March 15 Form 8-K.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNamePatrick Gadson                                Sincerely,
Comapany NameVinson & Elkins LLP
                                                                Division of
Corporation Finance
April 14, 2023 Page 2                                           Office of
Mergers and Acquisitions
FirstName LastName